SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013
________________

SILICOM LTD.
 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 4442537, Israel
(Address of Principal Executive Offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the “Registrant”) held an Annual and Extraordinary General Meeting of Shareholders on April 14, 2013 at 12:00 noon Israel time at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 4442537, Israel (the “Meeting”). Copies of the Notice of Annual and Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on March 5, 2013. The Registrant is announcing that the resolutions relating to: (i) the election of directors; (ii) the appointment and re-appointment of external directors of the Company; (iii) the approval of remuneration of the external directors of the Company (following the approval of the Registrant’s Compensation Committee and Board of Directors prior to the date of the Meeting); (iv) the approval of a salary increase, and the grant of bonus for the year 2012, to the Registrant’s Active Chairman of the Board of Directors; (v) the approval of a salary increase, and the grant of bonus for the year 2012, to the Registrant’s President and Chief Executive Officer; and (vi) the appointment of independent public accountants, were duly passed at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  April 15, 2013